UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
 TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the second quarter results ended October 10, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

4204 Industriel Blvd.
Laval (Québec) Canada
H7L 0E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [   ]          Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [   ]          No [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [   ]          No [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes [   ]          No [   ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 23, 2010

Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate
Secretary

ALIMENTATION COUCHE-TARD ANNOUNCES ITS
SECOND QUARTER OF FISCAL 2011 RESULTS

  Net earnings of $105.6 million, or $0.56 per share on a diluted basis, an increase of $17.4 million or 19.7% compared the second quarter of fiscal 2010. Net earnings are up 31.1% since the beginning of the fiscal year.

  Net earnings include fees related to the public tender offer to acquire Casey’s shares, a non- recurring impact on net earnings of approximately $7.0 million or $0.04 per share on a diluted basis. In the fourth quarter of fiscal 2010, a gain on disposal of Casey’s shares of $11.4 million net of income taxes had been recorded.

  Same-store merchandise sales up 4.9% in the United States and 1.6% in Canada.

  Consolidated merchandise and service gross margin in proportion of sales up 0.5% at 33.7%.

  Same-store motor fuel volume up 0.5% in the United States and 5.3% in Canada.

  Motor fuel gross margin in the United States at 17.12¢ per gallon, up 1.34¢ per gallon or 0.96¢ per gallon, net of electronic payment modes fees.

  Operating, selling, administrative and general expenses accounted for 28.3% of merchandise and service revenues in the second quarter of 2011 against 28.7% during the comparable quarter last year.

  Quarterly dividend per share increased by 25%.

TSX: ATD.A, ATD.B

Laval, Quebec, November 23, 2010 – For its second quarter, Alimentation Couche-Tard Inc. announces net earnings of $105.6 million, up $17.4 million or 19.7% . The increase mainly reflects the growing contribution of merchandise and service sales, the 1.34¢ per gallon increase in motor fuel gross margin in the United States, the contribution from a growing number of sites offering fuel, the growth in same-store motor fuel volume in Canada and the United States, the strengthening of the Canadian dollar, Couche-Tard’s sound management of its expenses as well as a lower income tax rate. These items contributing positively to net earnings were partially offset by an increase in electronic payment modes resulting from higher average motor fuel retail prices as well as recognition to earnings of fees incurred in connection with Couche-Tard’s public tender offer to acquire all of the outstanding shares of common stock of Casey’s General Stores Inc. which was not renewed.

“The economic recovery is slow to pick up momentum, especially in the U.S., as demonstrated by the modest growth in same-store motor fuel volume we recorded in this market. However, our focus on merchandise sales and margins as well as on expense control still allows us to deliver good results.”, declared Alain Bouchard, President and Chief Executive Officer. “As for acquisitions, despite the fact we decided not to renew our offer for Casey’s, we are looking at other opportunities that may prove to be interesting. However, we will continue to favor a disciplined approach by ensuring to pay a fair price for stores that are offered to us” he concluded.

As for Raymond Paré, Vice-President and Chief Financial Officer, he indicated: “It is important to underscore that our performance is mainly organic despite the modest economic recovery. As demonstrated by our lower indebtedness ratios generated by cash flows from operations as well as our bettering working capital, we continue to improve our balance sheet. We also implemented a new share repurchase program in order to take advantage of the actual market valuation of our stock. We will use this program cautiously while taking into account other opportunities and cash flows generated”.

Highlights of the Second Quarter of Fiscal 2011

Changes in the Store Network

The following table presents certain information regarding changes in Couche-Tard’s stores network over the 12 and 24-week periods ended October 10, 2010:

	12-week period ended October 10, 2010			24-week period ended October 10, 2010
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total
Number of stores, beginning of period	4,401	1,468	5,869	4,408	1,470	5,878
Acquisitions	25	-	25	31	-	31
Openings / constructions / additions	7	66	73	16	83	99
Closures / disposals / withdrawals	(18)	(45)	(63)	(40)	(64)	(104)
Number of stores, end of period	4,415	1,489	5,904	4,415	1,489	5,904

Business acquisitions

During the second quarter of fiscal 2011, Couche-Tard made the following acquisitions:

  On September 9, 2010, Couche-Tard acquired ten company-operated stores from Compac Food Stores Inc. Nine of the stores are located in the greater Mobile, Alabama area and one is located in Pensacola, Florida. The Company owns all buildings while it leases the land for four stores and owns the six others.

  On September 30, 2010, Couche-Tard acquired 12 company-operated stores located in central Indiana from Crystal Flash Petroleum, LLC. The Company owns the land and building for one site, leases those same assets for ten sites and it owns the building and lease the land for one site.

  Couche-Tard also acquired three other stores through three distinct transactions.

Casey’s General Stores, Inc. (“Casey’s”)

On September 30, 2010, Couche-Tard’s public tender offer to acquire all of the outstanding shares of common stock of Casey’s for $38.50 per share, payable in cash expired. Given Casey’s Board’s repeated refusal to negotiate with the Company, Couche-Tard decided not to continue to pursue its offer. Couche-Tard has not purchased any Casey’s shares pursuant to the public tender offer, and all tendered shares have been returned.

Share repurchase program

Subsequent to the end of the second quarter of fiscal 2011 – on October 25, 2010 – Couche-Tard implemented a new share repurchase program. This program allows Couche-Tard to repurchase up to 2,685,335 of the 53,706,712 Class A multiple voting shares and up to 11,621,801 of the 116,218,014 Class B subordinate voting shares issued and outstanding as at October 20, 2010 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as at that date, respectively, as defined by applicable rules). In accordance with Toronto Stock Exchange requirements, Couche-Tard can repurchase a daily maximum of 1,000 Class A multiple voting shares and of 83,622 Class B subordinate voting shares. When making such repurchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation is reduced and the proportionate interest of all remaining shareholders in the Company’s share capital is increased on a pro rata basis. The share repurchase period will end no later than October 24, 2011. All shares repurchased under the share repurchase program are cancelled upon repurchase.

Redemption of Senior Subordinated Debt

On November 10, 2010, Couche-Tard announced its intention of redeeming its 7.5% Subordinated Unsecured Debt of $350.0 million. The redemption date is expected to be December 15, 2010 at a price of 101.25% of the principle amount plus accrued and unpaid interests.

Dividends

During its November 23, 2010 meeting, considering Couche-Tard’s good results and strong balance sheet, the Company’s Board of Directors (the “Board”) decided it was appropriate to amend the quarterly dividend by increasing it by Cdn$0.01 per share, which thereby corresponds to Cdn$0.05 per share.

On the same date, the Board declared a quarterly dividend of Cdn$0.05 per share for the second quarter of fiscal 2011 to shareholders on record as at December 2, 2010 and approved its payment for December 10, 2010. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Exchange Rate Data

The Company’s US dollar reporting provides more relevant information given the predominance of its operations in the United States and its debt largely dominated in US dollars.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		24-week periods ended
	October 10, 2010	October 11, 2009	October 10, 2010	October 11, 2009
Average for period (1)	0.9654	0.9228	0.9642	0.8974
Period end	0.9888	0.9575	0.9888	0.9575
(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Considering the Company uses the US dollar as its reporting currency, in its consolidated financial statements and in the present document, unless indicated otherwise, results from its Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which are discussed in the present document are therefore related to the translation in US dollars of the Company’s Canadian and corporate operations results and do not have a true economic impact on its performance since most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the sensitivity of the Company’s results to variations in foreign exchange rates is economically limited.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard’s operations for the 12 and 24-week periods ended October 10, 2010 and October 11, 2009:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			24-week periods ended
	October 10,	October 11,		October 10,		October 11,
	2010	2009	Variation %	2010		2009	Variation %
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	994.8	946.5	5.1	1,996.8		1,900.2	5.1
Canada	500.5	469.8	6.5	1,017.3		906.9	12.2
Total merchandise and service revenues	1,495.3	1,416.3	5.6	3,014.1		2,807.1	7.4
Motor fuel revenues:
United States	2,266.9	1,995.8	13.6	4,559.2		3,907.3	16.7
Canada	478.5	413.7	15.7	940.3		786.5	19.6
Total motor fuel revenues	2,745.4	2,409.5	13.9	5,499.5		4,693.8	17.2
Total revenues	4,240.7	3,825.8	10.8	8,513.6		7,500.9	13.5
Merchandise and service gross profit (1) :
United States	328.0	308.4	6.4	657.1		621.1	5.8
Canada	175.5	162.4	8.1	357.0		311.7	14.5
Total merchandise and service gross profit	503.5	470.8	6.9	1,014.1		932.8	8.7
Motor fuel gross profit:
United States	143.2	123.7	15.8	301.1		243.1	23.9
Canada	33.0	29.4	12.2	63.3		57.4	10.3
Total motor fuel gross profit	176.2	153.1	15.1	364.4		300.5	21.3
Total gross profit	679.7	623.9	8.9	1,378.5		1,233.3	11.8
Operating, selling, administrative and general expenses	480.0	447.5	7.3	949.1		878.5	8.0
Depreciation and amortization of property and
equipment and other assets	49.8	46.9	6.2	97.8		91.9	6.4
Operating income	149.9	129.5	15.8	331.6		262.9	26.1
Net earnings	105.6	88.2	19.7	235.1		179.3	31.1
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.7%	33.2%	0.5	33.7%		33.2%	0.5
United States	33.0%	32.6%	0.4	32.9%		32.7%	0.2
Canada	35.1%	34.6%	0.5	35.1%		34.4%	0.7
Growth of same-store merchandise revenues (2) (3) :
United States	4.9%	2.9%		4.7%		2.7%
Canada	1.6%	5.2%		4.1%		3.8%
Motor fuel gross margin (3) :
United States (cents per gallon):	17.12	15.78	8.5	18.11		15.61	16.0
Canada (Cdn cents per litre)	5.48	5.49	(0.2)	5.37		5.62	(4.4)
Volume of motor fuel sold (4) :
United States (millions of gallons)	856.8	812.6	5.4	1,706.8		1,613.1	5.8
Canada (millions of litres)	625.6	580.7	7.7	1,226.4		1,136.2	7.9
Growth of same-store motor fuel volume (3) :
United States	0.5%	3.9%		0.8%		2.8%
Canada	5.3%	3.3%		5.4%		2.4%
Per Share Data:
Basic net earnings per share (dollars per share)	0.57	0.48	18.8	1.27		0.97	30.9
Diluted net earnings per share (dollars per share)	0.56	0.47	19.1	1.25		0.95	31.6

				October 10,		April 25,
				2010		2010	Variation $
Balance Sheet Data:
Total assets				3,896.6		3,696.7	203.5
Interest-bearing debt				640.4		741.2	(100.8)
Shareholders’ equity				1,839.7		1,614.3	230.8
Indebtedness Ratios:
Net interest-bearing debt/total capitalization (5)				0.11: 1		0.24: 1
Net interest-bearing debt/EBITDA (6)				0.30: 1	(7)	0.80: 1
Adjusted net interest bearing debt/EBITDAR (8)				2.17: 1	(7)	2.81: 1
Returns:
Return on equity (7) (9)				21.5%
Return on capital employed (7) (10)				18.2%
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(6)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(7)	This ratio was standardized over a period of one year. It includes the results of the first and second quarters of the fiscal year which will end April 24, 2011 as well as the third and fourth quarters of the fiscal year ended April 25, 2010.
(8)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt plus the product of eight times rent expense, net of cash and cash equivalents and temporary investments, divided by EBITDAR (Earnings Before Interest, Tax, Depreciation, Amortization and Rent expense). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(9)	This ratio is presented for information purposes only and represents a measure of performance used especially in financial circles. It represents the following calculation: cumulated net earnings of the last four quarter divided by average equity for the same period. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(10)	This ratio is presented for information purposes only and represents a measure of performance used especially in financial circles. It represents the following calculation: cumulated earning before income taxes and interests of the last four quarter divided by average capital employed for the same period. Capital employed represents total assets less short-term liabilities. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating Results

Couche-Tard’s revenues amounted to $4.2 billion in the second quarter of fiscal 2011, up $414.9 million, an increase of 10.8%, mainly attributable to an increase in motor fuel sales due to higher average retail prices at the pump and the rise in motor fuel volume sold in the United States and Canada, to the growth of merchandise and service sales, as well as to the stronger Canadian dollar.

As for the first half-year of fiscal 2011, Couche-Tard’s revenues grew by $1.0 billion, an increase of 13.5% compared to the first half-year of fiscal 2010 for reasons similar to those mentioned for the quarter.

More specifically, the growth of merchandise and service revenues for the second quarter of fiscal 2011 was $79.0 million or 5.6%, of which approximately $22.0 million was generated by a stronger Canadian dollar. Internal growth, as measured by the growth in same-store merchandise revenues, was 4.9% in the United States while it stood at 1.6% in Canada. For the Canadian and U.S. markets, growth of same-store merchandise sales is attributable to Couche-Tard’s merchandising strategies, to the economic condition in each of their market as well as to the investments the Company made to enhance the offering of products and services in its stores.

In the first half-year of fiscal 2011, merchandise and service revenues rose by $207.0 million, a 7.4% increase compared to the same period last fiscal year for reasons similar to those of the second quarter, including an increase in same-store merchandise revenues of 4.7% in the United States and 4.1% in Canada.

Motor fuel revenues increased by $335.9 million or 13.9% in the second quarter of fiscal 2011, of which $82.0 million stems from additional volume due to a growing number of sites offering motor fuel and approximately $19.0 million were generated by the appreciation of the Canadian dollar against its U.S. counterpart. Same-store motor fuel volume grew by 0.5% in the United States and 5.3% in Canada. The higher average retail price of motor fuel generated an increase in revenues of approximately $154.0 million as shown in the following table, starting with the third quarter of the fiscal year ended April 25, 2010:

					Weighted
Quarter	3rd	4th	1st	2nd	average
52-week period ended October 10, 2010
United States (US dollars per gallon)	2.59	2.71	2.72	2.67	2.67
Canada (Cdn cents per litre)	90.00	92.36	91.46	90.47	90.98
52-week period ended October 11, 2009
United States (US dollars per gallon)	2.00	1.95	2.41	2.48	2.20
Canada (Cdn cents per litre)	78.05	78.67	88.80	89.24	83.58

For the first half-year of fiscal 2011, motor fuel revenues increased by $805.7 million or 17.2% of which $168.0 million stems from additional volume due to a growing number of sites offering motor fuel and approximately $59.0 million were generated by the appreciation of the Canadian dollar against its U.S. counterpart. Same-store motor fuel volume grew by 0.8% in the United States and 5.4% in Canada. The higher average retail price of motor fuel generated an increase in revenues of approximately $402.0 million.

The consolidated merchandise and service gross margin was 33.7% in the second quarter fiscal 2011, up 0.5% compared with the same quarter of fiscal 2010. In the United States, the gross margin was 33.0% while it was 35.1% in Canada, a 0.4% and 0.5% increase, respectively. These increases reflect a more favorable product-mix, the improvements the Company brought to its supply terms as well as its merchandising strategy in tune with market competitiveness and economic conditions within each market.

During the first half-year of fiscal 2011, the consolidated merchandise and service gross margin was 33.7% . More specifically, it was 32.9% in the United States, an increase of 0.2%, and 35.1% in Canada, an increase of 0.7% .

In the second quarter of fiscal 2011, the motor fuel gross margin for Couche-Tard’s company-operated stores in the United States increased by 1.34¢ per gallon, from 15.78¢ per gallon last year to 17.12¢ per gallon this year. In Canada, the gross margin fell slightly to Cdn5.48¢ per litre compared with Cdn5.49¢ per litre for the second quarter of fiscal 2010. The motor fuel gross margin of Couche-Tard’s company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, starting with the third quarter of fiscal year ended April 25, 2010, were as follows:

(US cents per gallon)
					Weighted
Quarter	3rd	4th	1st	2nd	average
52-week period ended October 10, 2010
Before deduction of expenses related to electronic payment modes	12.88	14.21	19.12	17.12	15.69
Expenses related to electronic payment modes	3.85	4.14	4.17	4.17	4.07
After deduction of expenses related to electronic payment modes	9.03	10.07	14.95	12.95	11.62
52-week period ended October 11, 2009
Before deduction of expenses related to electronic payment modes	18.21	11.38	15.43	15.78	15.41
Expenses related to electronic payment modes	3.15	3.10	3.56	3.79	3.38
After deduction of expenses related to electronic payment modes	15.06	8.28	11.87	11.99	12.03

As for the 24-week period ended October 10, 2010, the motor fuel gross margin for the company-operated stores in the United States increased by 2.50¢ per gallon, from 15.61¢ per gallon last fiscal year to 18.11¢ per gallon this fiscal year. In Canada, the margin fell, reaching Cdn5.37¢ per litre compared with Cdn5.62¢ per litre for the comparable period of fiscal 2010.

For the second quarter of fiscal 2011, operating, selling, administrative and general expenses rose by 7.3% compared with the second quarter of fiscal 2010. These expenses increased by 1.4% because of the stronger Canadian dollar, by 1.3% because of the increase in electronic payment modes expenses and by 0.3% because of acquisitions. In addition, following the non-renewal of Couche-Tard’s public tender offer for the acquisition of Casey’s, the Company recorded to earnings related fees that had previously been deferred, which made expenses increase by 2.1% . Excluding these items, expenses increased by 2.2% which reflects the increase in hours worked in stores in order to support the increase in merchandise and service sales, minimum wage increases in certain regions as well as the normal increase in expenses caused by inflation. Moreover, excluding fees related to Casey’s as well as expenses related to electronic payment modes for both comparable periods, expenses in proportion to merchandise and services sales represented 28.3% of sales during the second quarter of fiscal 2011, compared to 28.7% during the second quarter of fiscal 2010.

As for the first half-year of fiscal 2011, operating, selling, administrative and general expenses rose by 8.0% compared with the corresponding period of fiscal 2010. These expenses increased by 2.2% because of the stronger Canadian dollar, by 1.6% because of the increase in electronic payment modes expenses, by 1.1% because of the recognition to earnings of the fees related to Casey’s and by 0.6% because of acquisitions. Excluding these items, expenses increased by 2.5% for reasons similar as those mentioned for the second quarter. Moreover, excluding fees related to Casey’s as well expenses related to electronic payment modes for both comparable periods, expenses in proportion to merchandise and services sales represented 28.1% of sales during the half-year of fiscal 2011, compared to 28.5% during the first half-year of fiscal 2010.

This performance reflects Couche-Tard’s constant efforts to find ways to improve its efficiency while making certain that it maintains the quality of the service it offer to its clients.

During the second quarter of fiscal 2011, Earnings before interests, taxes, depreciation and amortization (EBITDA) increased by 13.2% compared to the corresponding period of the previous fiscal year, reaching $199.7 million while it reached $429.4 million during the first half-year of fiscal 2011, an increase of 21.0% . Acquisitions contributed $0.4 million to EBITDA during the second quarter and $2.8 million during the first half-year.

It should be noted that EBITDA is not a performance measure defined by Canadian GAAP, but Couche-Tard’s management, as well as investors and analysts, use this measure to evaluate the Company’s financial and operating performance. Note that Couche-Tard’s definition of this measure may differ from the one used by other public companies:

(in millions of US dollars)	12-week periods ended		24-week periods ended
	October 10, 2010	October 11, 2009	October 10, 2010	October 11, 2009
Net earnings, as reported	105.6	88.2	235.1	179.3
Add:
Income taxes	36.9	34.3	82.2	69.7
Financial expenses	7.4	7.0	14.3	13.9
Depreciation and amortization of property and equipment and other assets	49.8	46.9	97.8	91.9
EBITDA	199.7	176.4	429.4	354.8

For the second quarter and first half-year of fiscal 2011, the depreciation expense increased due to the investments made through acquisitions, replacement of equipment, the addition of new stores and the ongoing improvement of Couche-Tard’s network.

For both the second quarter and the first half-year of fiscal 2011, financial expenses increased by $0.4 million compared with the second quarter and first half-year of fiscal 2010.

The income tax rate for both the second quarter and first half-year of fiscal 2011 is 25.9% compared to a rate of 28.0% for the corresponding quarter and half-year of the previous fiscal year.

Couche-Tard closed the second quarter of fiscal 2011 with net earnings of $105.6 million, which equals $0.57 per share (or $0.56 per share on a diluted basis), compared to $88.2 million the previous fiscal year ($0.47 per share on a diluted basis), an increase of $17.4 million or 19.7% .. The stronger Canadian dollar had a favorable impact of approximately $2.0 million on net earnings.

As for the first half-year of fiscal 2011 net earnings were $235.1 million, which equals $1.27 per share (or $1.25 per share on a diluted basis), compared to $179.3 million the previous fiscal year ($0.95 per share on a diluted basis), an increase of $55.8 million or 31.1% . The stronger Canadian dollar had a favorable impact of approximately $6.0 million on net earnings.

For their part, for both the quarter and first half-year, fees related to Couche-Tard’s public tender offer for the acquisition of Casey’s had a negative impact of approximately $7.0 million on net earnings or $0.04 per share on a diluted basis.

Liquidity and Capital Resources

Couche-Tard’s sources of liquidity remain unchanged compared with fiscal year ended April 25, 2010. For further information, please refer to the Company’s 2010 Annual Report.

With respect to Couche-Tard’s capital expenditures and acquisitions carried out in the first half-year of fiscal 2011, they were financed using its available cash. Couche-Tard expects that its cash available from operations together with borrowings available under its revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet its liquidity needs in the foreseeable future.

Couche-Tard’s credit facilities have not changed with respect to the terms of use since April 25, 2010. As at October 10, 2010, $250.0 million of the Company’s term revolving unsecured operating credits had been used ($250.0 million for the US dollars portion, nil for the Canadian dollars portion). As at the same date, the weighted average effective interest rate was 0.81% . In addition, standby letters of credit in the amount of Cdn$0.8 million and $25.8 million were outstanding as at October 10, 2010. Couche-Tard also has a $351.5 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $7.1 million, adjusted for amounts received for the early termination of interest rate swap agreements which are amortized on the remaining term of the debt using the effective rate method), bearing interest at an effective rate of 7.35% and maturing in 2013.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended			24-week periods ended
	October 10,	October 11,	Variation	October 10,	October 11,	Variation
	2010	2009		$2010	2009	$
Operating activities
Cash flows(1)	156.4	135.6	20.8	330.0	277.2	52.8
Other	72.0	26.5	45.5	62.2	(36.9)	99.1
Net cash provided by operating activities	228.4	162.1	66.3	392.2	240.3	151.9
Investing activities
Purchase of property and equipment and other assets, net of proceeds from the disposal of property and equipment and other assets	(34.9)	(47.4)	12.5	(61.2)	(72.6)	11.4
Proceeds from sale and leaseback transactions	3.2	6.5	(3.3)	5.1	9.6	(4.5)
Business acquisitions	(19.4)	(6.2)	(13.2)	(26.3)	(67.6)	41.3
Net cash used in investing activities	(51.1)	(47.1)	(4.0)	(82.4)	(130.6)	48.2
Financing activities
Decrease in long-term borrowings	(0.9)	(57.7)	56.8	(99.4)	(30.0)	(69.4)
Share repurchase	-	(28.1)	28.1	-	(56.4)	56.4
Dividends	(14.3)	(11.9)	(2.4)	(14.3)	(11.9)	(2.4)
Issuance of shares	1.1	2.0	(0.9)	5.2	2.0	3.2
Net cash used in financing activities	(14.1)	(95.7)	81.6	(108.5)	(96.3)	(12.2)
Company credit rating
Standard and Poor’s	BB+	BB+		BB+	BB+

(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent net earnings plus depreciation and amortization, loss on disposal of assets (less gains on disposal of assets) and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the second quarter of fiscal 2011, net cash from operation of Couche-Tard’s stores reached $228.4 million, up $66.3 million from the second quarter of fiscal 2010 mainly due to higher net earnings and more favorable changes in working capital. During the first half-year of 2011, net cash from operation of Couche-Tard’s stores reached $392.2 million, up $151.9 million from the comparable period of fiscal 2010 for the same reasons as for the quarter.

Investing activities

During the second quarter of fiscal 2011, Couche-Tard’s investing activities were primarily for the acquisition of 25 stores for an amount of $19.4 million and for capital expenditures for an amount of $34.9 million. Since the beginning of the fiscal year, the Company acquired 31 stores for a total amount of $26.3 million and disbursed a total of $61.2 million for capital expenditures. Couche-Tard’s capital expenditures were primarily for the replacement of equipment in some of their stores to enhance its offering of products and services, the addition of new stores as well as the ongoing improvement of Couche-Tard’s network.

Financing activities

During the second quarter of fiscal 2011, the decrease in long term debt amounted to $0.9 million while the Company paid $14.3 million in dividends.

Financial Position as at October 10, 2010

As shown by the indebtedness ratios included in the “Selected Consolidated Financial Information” section and net cash provided by operating activities, Couche-Tard’s financial position is excellent.

Couche-Tard’s total consolidated assets amounted to $3.9 billion as at October 10, 2010, compared to $3.7 billion as at April 25, 2010, an increase of $199.9 million mainly attributable to the increase in the cash balance. For the 52-week period ended October 10, 2010, the Company recorded an 18.2% return on capital employed.

Shareholders’ equity amounted to $1.8 billion as at October 10, 2010, up $225.4 million compared to April 25, 2010, mainly reflecting net earnings of the first half-year of fiscal 2011, partially offset by dividends declared. For the 52-week period ended October 10, 2010, the Company recorded a 21.5% return on equity.

Selected Quarterly Financial Information (Unaudited)

(In millions of US dollars except for per share data, unaudited)
	24-week period ended			52-week period ended			Extract from the 52-week period
	October 10, 2010			April 25, 2010			ended April 26, 2009
Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd
Weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks
Revenues	4,240.7	4,272.9	4,003.5	4,935.2	3,825.8	3,675.1	2,994.0	3,911.7
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	199.7	229.7	150.5	141.3	176.4	178.4	105.0	168.1
Depreciation and amortization of property and equipment and other assets	49.8	48.0	49.4	63.2	46.9	45.0	42.6	56.4
Operating income	149.9	181.7	101.1	78.1	129.5	133.4	62.4	111.7
Financial expenses	7.4	6.9	7.4	8.6	7.0	6.9	6.8	10.3
Net earnings	105.6	129.5	68.8	54.8	88.2	91.1	38.0	71.1
Net earnings per share
Basic	$0.57	$0.70	$0.37	$0.30	$0.48	$0.49	$0.20	$0.37
Diluted	$0.56	$0.69	$0.37	$0.29	$0.47	$0.48	$0.20	$0.36

Outlook

In the course of the fiscal 2011, Couche-Tard expects to pursue its investments with caution in order to, amongst other things, improve its network. Given the economic climate and its attractive access to capital, Couche-Tard believes to be well positioned to realize acquisitions and create value. However, Couche-Tard will continue to exercise patience in order to benefit from a fair price in view of current market conditions. The Company also intends to keep an ongoing focus on its supply terms and operating expenses.

Finally, in line with its business model, Couche-Tard intends to continue to focus its resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of its large clientele.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard currently operates a network of 5,904 convenience stores, 4,178 of which include motor fuel dispensing. The stores are operated by 12 business units, including nine in the United States covering 42 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source
Raymond Paré, Vice-President and Chief Financial Officer
Tel: (450) 662-6632 ext. 4607
investor.relations@couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Webcast on November 23, 2010 at 3:30 P.M. (EST)

Couche-Tard invites analysts known to the Company to send their two questions in advance to its management, before 1:30 P.M. (EST) on November 23, 2010.

Financial analysts and investors who wish to listen to the webcast on Couche-Tard’s results which will take place online on November 23, 2010 at 3:30 P.M. (EST) can do so by accessing the Company’s website at www.couche-tard.com/corporate and by clicking on the corporate presentations link of the investor relations section. For those who will not be able to listen to the live presentation, the recording of the webcast will be available on the Company’s website for a period of 90 days.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 10,	October 11,	October 10,	October 11,
	2010	2009	2010	2009
	$	$	$	$

Revenues	4,240.7	3,825.8	8,513.6	7,500.9
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	3,561.0	3,201.9	7,135.1	6,267.6
Gross profit	679.7	623.9	1,378.5	1,233.3

Operating, selling, administrative and general expenses	480.0	447.5	949.1	878.5
Depreciation and amortization of property and equipment and other assets	49.8	46.9	97.8	91.9
	529.8	494.4	1,046.9	970.4
Operating income	149.9	129.5	331.6	262.9
Financial expenses	7.4	7.0	14.3	13.9
Earnings before income taxes	142.5	122.5	317.3	249.0
Income taxes	36.9	34.3	82.2	69.7
Net earnings	105.6	88.2	235.1	179.3

Net earnings per share (Note 4)
Basic	0.57	0.48	1.27	0.97
Diluted	0.56	0.47	1.25	0.95
Weighted average number of shares (in thousands)	185,461	183,718	185,384	184,959
Weighted average number of shares – diluted (in thousands)	189,005	188,311	188,745	189,144
Number of shares outstanding at end of period (in thousands)	185,526	183,572	185,526	183,572

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the periods ended	12 weeks		24 weeks
	October 10,	October 11,	October 10,	October 11,
	2010	2009	2010	2009
	$	$	$	$
Net earnings	105.6	88.2	235.1	179.3
Other comprehensive income
Changes in cumulative translation adjustments (1)	19.6	21.5	(2.2)	46.5
Change in fair value of a financial instrument designated as a cash flow hedge (2)	0.9	0.4	1.3	0.9
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (3)	(0.4)	(0.1)	(0.5)	(0.1)
Other comprehensive income	20.1	21.8	(1.4)	47.3
Comprehensive income	125.7	110.0	233.7	226.6

(1)	For the 12 and 24-week periods ended October 10, 2010, these amounts include a gain of $21.7 and a loss of $6.9, respectively (net of income taxes of $3.3 and $1.0, respectively). For the 12 and 24-week periods ended October 11, 2009 these amounts include a gain of $33.7 and $85.1, respectively (net of income taxes of $5.5 and $13.9, respectively). These gains and losses arise from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations.
(2)	For the 12 and 24-week periods ended October 10, 2010, these amounts are net of income taxes of $0.3 and $0.5, respectively. For the 12 and 24-week periods ended October 11, 2009, these amounts are net of income taxes of $0.1 and $0.3, respectively.
(3)	For the 12 and 24-week periods ended October 10, 2010, these amounts are net of income taxes of $0.1 and $0.2, respectively. For the 12 and 24-week periods ended October 11, 2009, these amounts are net of income taxes.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of US dollars, unaudited)

For the 24-week period ended	October 10, 2010
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	319.5	18.8	1,167.0	109.0	1,614.3
Comprehensive income:
Net earnings			235.1		235.1
Change in cumulative translation adjustments				(2.2)	(2.2)
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.5)				1.3	1.3
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (net of income taxes of $0.2)				(0.5)	(0.5)
Comprehensive income for the period					233.7
Dividends			(14.3)		(14.3)
Stock-based compensation expense (note 6)		0.8			0.8
Fair value of stock options exercised	0.4	(0.4)			-
Cash received upon exercise of stock options	5.2				5.2
Balance, end of period	325.1	19.2	1,387.8	107.6	1,839.7

For the 24-week period ended	October 11, 2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			179.3		179.3
Change in cumulative translation adjustments				46.5	46.5
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.3)				0.9	0.9
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (net of income taxes)				(0.1)	(0.1)
Comprehensive income for the period					226.6
Dividends			(11.9)		(11.9)
Stock-based compensation expense (note 6)		0.9			0.9
Fair value of stock options exercised	0.7	(0.7)			-
Cash received upon exercise of stock options	2.0				2.0
Repurchase and cancellation of shares	(10.3)				(10.3)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(40.5)		(40.5)
Balance, end of period	321.5	17.9	1,059.5	93.9	1,492.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks		24 weeks
For the periods ended	October 10,	October 11,	October 10,	October 11,
	2010	2009	2010	2009
	$	$	$	$
Operating activities
Net earnings	105.6	88.2	235.1	179.3
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	44.3	40.5	84.8	79.5
Future income taxes	6.6	8.7	9.0	20.3
(Gain) loss on disposal of property and equipment and other assets	(0.1)	(1.8)	1.1	(1.9)
Deferred credits	(0.7)	6.8	0.4	8.8
Other	6.0	4.7	10.1	8.9
Changes in non-cash working capital	66.7	15.0	51.7	(54.6)
Net cash provided by operating activities	228.4	162.1	392.2	240.3

Investing activities
Purchase of property and equipment and other assets	(37.7)	(49.2)	(67.0)	(79.1)
Business acquisitions (Note 3)	(19.4)	(6.2)	(26.3)	(67.6)
Proceeds from sale and leaseback transactions	3.2	6.5	5.1	9.6
Proceeds from disposal of property and equipment and other assets	2.8	1.8	5.8	6.5
Net cash used in investing activities	(51.1)	(47.1)	(82.4)	(130.6)

Financing activities
Dividends	(14.3)	(11.9)	(14.3)	(11.9)
Issuance of shares	1.1	2.0	5.2	2.0
Net decrease in long-term debt	(0.9)	(57.7)	(99.4)	(30.0)
Repurchase of shares	-	(28.1)	-	(56.4)
Net cash used in financing activities	(14.1)	(95.7)	(108.5)	(96.3)
Effect of exchange rate fluctuations on cash and cash equivalents	4.1	4.0	0.6	9.0
Net increase in cash and cash equivalents	167.3	23.3	201.9	22.4
Cash and cash equivalents, beginning of period	255.5	172.4	220.9	173.3
Cash and cash equivalents, end of period	422.8	195.7	422.8	195.7

Supplemental information:
Interest paid	1.4	1.9	16.1	14.9
Income taxes paid	7.3	15.2	43.7	42.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 10,	As at April 25,
	2010	2010
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	422.8	220.9
Accounts receivable	305.2	286.2
Inventories	479.0	474.1
Prepaid expenses	23.9	20.2
Income taxes receivable	-	4.7
Future income taxes	24.8	24.9
	1,255.7	1,031.0
Property and equipment	1,953.9	1,980.5
Goodwill	426.3	426.5
Intangible assets	188.2	188.2
Deferred charges	8.3	9.4
Other assets	59.0	55.8
Future income taxes	5.2	5.3
	3,896.6	3,696.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	912.3	872.9
Income taxes payable	23.5	-
Future income taxes	5.1	5.6
Current portion of long-term debt	3.8	4.4
	944.7	882.9
Long-term debt	636.6	736.8
Deferred credits and other liabilities	288.0	285.8
Future income taxes	187.6	176.9
	2,056.9	2,082.4

Shareholders' equity
Capital stock	325.1	319.5
Contributed surplus	19.2	18.8
Retained earnings	1,387.8	1,167.0
Accumulated other comprehensive income	107.6	109.0
	1,839.7	1,614.3
	3,896.6	3,696.7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2010. The unaudited interim consolidated financial statements do not include all the information required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2010 Annual Report (the 2010 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2.	RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) issued a news release confirming that publicly accountable enterprises will be required to apply International Financial Reporting Standards (“IFRS”) in 2011. The company will therefore adopt IFRS on April 25, 2011.

Since the Company will adopt IFRS on April 25, 2011, new Canadian GAAP standards that will be effective on or after that date are not disclosed as future accounting changes because they will not be applied by the Company before the transition.

3.	BUSINESS ACQUISITIONS

  On September 9, 2010, the Company acquired ten company-operated stores from Compac Food Stores Inc. Nine of the stores are located in the greater Mobile, Alabama area and one is located in Pensacola, Florida. The Company owns all buildings while it leases the land for four stores and owns the six others.

  On September 30, 2010, the Company acquired 12 company-operated stores located in central Indiana from Crystal Flash Petroleum, LLC. The Company owns the land and building for one site, leases those same assets for ten sites and owns the building and leases the land for one site.

  During the 24-week period ended October 10, 2010, the Company also acquired nine other stores through eight distinct transactions. The Company owns the land and buildings for six sites while it leases both these assets for the other three sites.

These acquisitions were settled for a total cash consideration of $26.3, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations of certain acquisitions are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	2.0
Property and equipment	22.8
Other assets	0.1
Total tangible assets	24.9
Liabilities assumed
Accounts payable and accrued liabilities	0.2
Deferred credits and other liabilities	0.3
Total liabilities	0.5
Net tangible assets acquired	24.4
Goodwill	1.9
Total consideration paid, including direct acquisition costs	26.3

The Company expects that approximately $0.6 of the goodwill related to these transactions will be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

4.	NET EARNINGS PER SHARE

	12-week period			12-week period
	ended October 10, 2010			ended October 11, 2009
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	105.6	185,461	0.57	88.2	183,718	0.48

Dilutive effect of stock options	-	3,544	(0.01)		4,593	(0.01)

Diluted net earnings available for
Class A and B shareholders	105.6	189,005	0.56	88.2	188,311	0.47

	24-week period			24-week period
	ended October 10, 2010			ended October 11, 2009
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	235.1	185,384	1,27	179.3	184,959	0.97

Dilutive effect of stock options	-	3,361	(0,02)		4,185	(0.02)

Diluted net earnings available for
Class A and B shareholders	235.1	188,745	1,25	179.3	189,144	0.95

A total of 643,365 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended October 10, 2010 (805,270 stock options for the 24-week period ended October 10, 2010). There are 864,075 stocks options excluded from the calculation for the 12-week period ended October 11, 2009 (1,291,925 stocks options for the 24-week period ended October 11, 2009).

5.	CAPITAL STOCK

As at October 10, 2010, the Company has 53,706,712 (53,706,712 as at October 11, 2009) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 131,818,810 (129,865,277 as at October 11, 2009) outstanding Class B subordinate voting shares each comprising one vote per share.

6.	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock Options

As at October 10, 2010, 6,819,605 stock options for the purchase of Class B subordinate voting shares are outstanding (8,656,278 as at October 11, 2009). These stock options can be gradually exercised at various dates until April 23, 2020, at an exercise price varying from Cdn$3.40 to Cdn$25.71. No stock options have been granted since the beginning of the year.

For the 12 and 24-week periods ended October 10, 2010, stock-based compensation costs amount to $0.4 and $0.8, respectively. For the 12 and 24-week periods ended October 11, 2009, stock-based compensation costs amount to $0.5 and $0.9, respectively.

A description of the Company’s stock option plan is included in Note 21 of the consolidated financial statements presented in the 2010 Annual Report.

Phantom Stock Units

For the 12-week period ended October 10, 2010, the Company granted 1,593 Phantom Stock units (the “PSU”) while none were cancelled (3,920 PSUs granted and 5,323 PSUs cancelled for the 12-week period ended October 11, 2009). For the 24-week period ended October 10, 2010, the Company granted a total of 181,312 PSUs while it cancelled no PSUs (193,177 PSUs granted and 5,323 PSUs cancelled for the 24-week period ended October 11, 2009). Compensation costs for the 12 and 24-week periods ended October 10, 2010 amount to $0.5 and $0.9, respectively ($0.2 and $0.4 for the 12 and 24-week periods ended October 11, 2009). As at October 10, 2010, 370,266 PSUs were outstanding (187,854 as at October 11, 2009) and a $2.7 obligation related to the PSU Plan is recorded in deferred credit and other liabilities on the consolidated balance sheet ($0.5 as at October 11, 2009).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

To manage the current and forecasted risk related to changes in the fair market value of the PSUs granted by the Company, the latter has entered into financial arrangements with an investment grade financial institution. The financial arrangements include a total return swap with an underlying representing Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangements are adjusted as needed to reflect new awards and/or settlements of PSUs. The Company has documented and identified a portion of the Instrument as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. As at October 10, 2010, the fair value of the Instrument was $2.8 ($1.1 as at October 11, 2009).

7.	EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 10, 2010, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $2.2 and $4.2, respectively. For the corresponding 12 and 24-week periods ended October 11, 2009, the expense is $1.7 and $3.8, respectively. The Company’s pension plans are described in Note 22 of the consolidated financial statements presented in the 2010 Annual Report.

8.	SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended October 10, 2010			ended October 11, 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	994.8	500.5	1,495.3	946.5	469.8	1,416.3
Motor fuel	2,266.9	478.5	2,745.4	1,995.8	413.7	2,409.5
	3,261.7	979.0	4,240.7	2,942.3	883.5	3,825.8
Gross Profit
Merchandise and services	328.0	175.5	503.5	308.4	162.4	470.8
Motor fuel	143.2	33.0	176.2	123.7	29.4	153.1
	471.2	208.5	679.7	432.1	191.8	623.9
Property and equipment and goodwill (a)	1,862.9	517.3	2 380.2	1,771.3	500.6	2,271.9

	24-week period			24-week period
	ended October 10, 2010			ended October 11, 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,996.8	1,017.3	3,014.1	1,900.2	906.9	2,807.1
Motor fuel	4,559.2	940.3	5,499.5	3,907.3	786.5	4,693.8
	6,556.0	1,957.6	8,513.6	5,807.5	1,693.4	7,500.9
Gross Profit
Merchandise and services	657.1	357.0	1,014.1	621.1	311.7	932.8
Motor fuel	301.1	63.3	364.4	243.1	57.4	300.5
	958.2	420.3	1,378.5	864.2	369.1	1,233.3

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.